Exhibit 3

Theratechnologies Announces Financial Results for the Third Quarter of 2011:

U.S. Sales of EGRIFTA® Driving Revenue Growth

Montreal, Canada – October 13, 2011 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced its financial results for the three-month and nine-month periods ended August 31, 2011.

Financial Highlights:

•	Consolidated revenues rose sharply to $3.5 million for the third quarter of 2011 and $10.5 million for nine-month period
•	R&D expenses, which include costs related to the launch of the muscle wasting in COPD clinical program, remain stable at $2.9 million for the quarter
•	Liquidities of $40 million available at quarter end

“Theratechnologies has had another productive quarter and I am pleased that our revenues from royalties have increased,” stated John-Michel T. Huss, President and Chief Executive Officer of Theratechnologies. “As part of our 2011 objective to maximize the commercial potential of EGRIFTA®, we have grown the geographic scope of regulatory filings for tesamorelin by adding Canada, Europe, Israel, Brazil and Argentina to the list. We also launched our phase 2 muscle wasting in COPD clinical program, as planned, to potentially address a currently unmet medical need affecting millions of patients worldwide. Finally, we have begun pre-clinical feasibility studies with a newly discovered GRF peptide that may be suitable for the treatment of a broader range of medical indications and methods of administration than tesamorelin,” concluded Mr. Huss.

“I am pleased that all of our key financial metrics are tracking well; revenues are increasing, cost of sales is decreasing, and our expenses are stable. Overall, we are in a solid financial position and on target to meet all of our financial objectives for 2011,” added Luc Tanguay, Senior Executive Vice President and Chief Financial Officer of Theratechnologies.

Financial Overview

For the three-month and nine-month periods ended August 31, 2011. For reference, the Management’s Discussion and Analysis for the third quarter of 2011 and associated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars.

Consolidated revenues for the three-month period ended August 31, 2011 amounted to $3,517,000 compared to $1,717,000 for the same period in 2010, an increase of 105%. Revenues in 2011 include revenues generated from the sales of EGRIFTA® to EMD Serono for re-sale and royalties received from EMD Serono on U.S. sales to customers. There were no product sales or royalties received in the third quarter of 2010.

Under the terms of our agreement, we supply EGRIFTA® to EMD Serono for resale. The revenues generated from these sales amounted to $1,878,000 in the three-month period and $5,681,000 in the nine-month period ended August 31, 2011.

Royalties on sales are paid quarterly in arrears based on the calendar year. In the three-month period ended August 31, 2011, we received royalty and license revenues of $569,000 for the selling period from April 1, 2011 to June 30, 2011. In the nine-month period ended August 31, 2011, we received royalty revenues of $772,000 for the selling period from January 1, 2011 to June 30, 2011. Royalty revenues grew throughout the period, due to an increase in the prescription base, which includes both new and renewed prescriptions.

Revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three-month period ended August 31, 2011, an amount of $1,070,000 ($1,711,000 for the same period in 2010) was recognized as revenue related to this transaction. For the nine-month period ended August 31, 2011, an amount of $4,065,000 ($5,134,000 in 2010) was recognized as revenue. Decreases in the amortization amounts for the current year reflect a change in the service period attributed to the initial payment. Prior to the second quarter of 2011, the initial payment was to be fully amortized by year end 2012. However, the addition of some further development work has caused us to extend the service period to year end 2013. At August 31, 2011, the remaining deferred revenues related to this transaction recorded on the statement of financial position amounted to $9,627,000.

Consolidated revenues for the nine-month period ended August 31, 2011 amounted to $10,518,000 compared to $5,151,000 for the same period in 2010, an increase of 104%. Higher revenues in 2011 are due to the inclusion of nine months of product sales and six months of royalties, tempered by the adjustment to the rate of amortization applied to the initial payment in the three-month periods ended May 31, 2011 and August 31, 2011, as described in the previous paragraph.

For the three- and nine-month periods ended August 31, 2011, the cost of sales of EGRIFTA® totaled $1,971,000 and $7,128,000 respectively. Product sales are expected to become profitable when our old inventory is depleted, which is expected in 2012, and when the costs associated with validating additional suppliers are behind us. Cost of sales is detailed in note 6 “Cost of sales” of our consolidated financial statements for the nine-month periods ended August 31, 2011 and 2010.

Cost of sales of EGRIFTA® for the three-month period ended August 31, 2010 was $120,000. There were no costs related to the production of EGRIFTA® prior to that, as we only began building inventories through our third-party suppliers during the third quarter of 2010, in anticipation of the launch of EGRIFTA® in the United States.

Research and development (“R&D”) expenses, net of tax credits, totaled $2,907,000 for the three-month period ended August 31, 2011 and $8,972,000 for the nine-month period compared to $2,591,000 and $10,892,000 for the same periods in 2010. R&D expenses incurred in the current year are related to the preparation for the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, which was launched on September 6, 2011, to the work on a new formulation and a new presentation of EGRIFTA® and to the development of novel GRF peptides. R&D expenses also include the cost of filing for regulatory approval of EGRIFTA® in Canada, all regulatory and clinical activities to support our three commercial partners, and follow-up on post-approval commitments made to the FDA. R&D expenses incurred in 2010 were mainly related to the pursuit of the regulatory filing for EGRIFTA® with the FDA.

Selling and market development expenses amounted to $443,000 for the three-month period ended August 31, 2011 and $1,489,000 for the nine-month period, compared to $524,000 and $1,909,000 for the same periods in 2010, decreases of 15% and 22%, respectively. The decreases result primarily from the execution of distribution and licensing agreements with Sanofi and Ferrer in the first quarter of 2011, which transferred responsibility for all marketing expenses to the licensees. Selling and market development expenses continue to include activities associated with the management of the agreements with our three commercial partners.

General and administrative expenses amounted to $2,124,000 for the three-month period ended August 31, 2011 compared to $2,262,000 for the same period in 2010. Expenses incurred in the three-month period ended August 31, 2011 include costs related to the change in leadership of the Company and the costs of the listing of our shares on NASDAQ. Expenses for the same period in the prior year include professional fees related to the recruitment of a new president and chief executive officer as well as expenses related to stock-based compensation. (The comparable stock-based compensation expenses for 2011 were incurred in the first quarter of 2011.)

General and administrative expenses amounted to $9,034,000 for the nine-month period ended August 31, 2011 compared to $5,966,000 for the same period in 2010. Expenses in the nine-month period ended August 31, 2011 also include $1,881,000 in costs associated with the planned public offering of shares.

Taking into account the revenues and expenses described above, we recorded a net loss of $4,170,000, or $0.07 per share, in the three-month period ended August 31, 2011 compared to a net loss of $3,357,000, or $0.06 per share, for the same period in 2010. For the nine-month period, net loss was $16,043,000 ($0.26 per share) in 2011 compared to $12,369,000 ($0.20 per share) for the same period in 2010.

Net loss for the three-month period ended August 31, 2011 decreased by 30% compared to the first and second quarters of 2011.

At August 31, 2011, liquidities, which include cash and bonds, amounted to $39,355,000 and tax credits and grants receivable amounted to $754,000, for a total of $40,109,000.

Taking into account the revenues and expenses described above, for the three- and nine-month periods ended August 31, 2011, use of cash from operating activities was $9,175,000 and $24,896,000 respectively, compared to $5,827,000 and $18,601,000 for the same periods in 2010. The uses of cash in the three- and nine-month periods ended August 31, 2011 include increases in inventory levels of $2,748,000 and $6,560,000, respectively, as well as increases in trade and other receivables related to product sales of $788,000 and $2,271,000, respectively.

Conference Call Details

A conference call will be held today at 8:30 a.m. ET to discuss the third quarter results. The call will be hosted by John-Michel T. Huss, President and Chief Executive Officer, and Luc Tanguay, Senior Executive Vice President and Chief Financial Officer. The conference call is open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-954-0647 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until October 27, 2011 by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21539749.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. For more information about Theratechnologies, please visit www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, the timing of obtaining the results of our Phase 2 study, information regarding the regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the maximization of the commercial value of EGRIFTA®, our ability to discover and develop new therapeutic GRF analogs and the profitability of our product sales.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that our Phase 2 study and the analysis of the results therefrom will be completed by the end of 2012, that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this press release, that no additional clinical studies will be required to obtain these regulatory approvals, that EGRIFTA® will be accepted by the marketplace in these territories and will be on the list of reimbursed drugs by third-party payers in these territories, that our relationship with commercial partners and third-party suppliers will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet demand and on a timely basis, that we will have the capacity to discover and develop new therapeutic GRF analogs, that the prescription base in the United States for EGRIFTA® will continue to grow, that our old inventory of stock will be depleted in 2012 and that we will be successful in validating additional suppliers. These risks and uncertainties include, but are not limited to, the risk that results from our Phase 2 study are not ready in 2012, that such results are negative, that tesamorelin is not approved in all or some of the territories referred to in this press release, that revenues and royalties generated from sales of EGRIFTA® are lower than anticipated, that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTA®, that the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, that EGRIFTA® is withdrawn from the market as a result of defects or recalls, that our intellectual property is not adequately protected, that even if approved, EGRIFTA® is not accepted in the marketplace or is not on the list of reimbursed drugs by third-party payers, that we are unable to discover and develop new therapeutic GRF analogs, that the cost savings anticipated following our reorganization do not materialize, or that product sales are not profitable because we are unable to deplete our old inventory of stock and/or are unable to successfully validate additional suppliers.

We refer potential investors to the “Risks and Uncertainties” section of our Annual Information Form (AIF) dated February 22, 2011. The AIF is available at www.sedar.com and at www.sec.gov under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514 843-2345

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